UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

INFOSONICS CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

456784 10 7

(CUSIP Number)

Joseph Ram

5880 Pacific Center Blvd.

San Diego, CA  92121

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 456784 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph Ram

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,750,000(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,750,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.11%(2)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 1,080,000 shares of common stock owned by Ram Grantor Retained Annuity Trust, of which Mr. Ram is trustee.  These 1,080,000 shares are also reported in Ram Grantor Retained Annuity Trust’s Schedule 13G.  Also includes shares underlying currently exercisable options to purchase 400,000 shares of common stock at $0.85 per share until April 5, 2011 and shares underlying currently exercisable options to purchase 50,000 shares of common stock at $8.12 per share until December 30, 2008.  See Items 5(a) and (b) below.

(2) Based on 14,344,068 shares of the Issuer’s common stock outstanding on February 28, 2007.

Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of InfoSonics Corporation, whose principal executive offices are located at 5880 Pacific Center Blvd., San Diego, California  92121.

Item 2.	Identity and Background

This Amendment No. 3 to Schedule 13D relates to Joseph Ram.  Mr. Ram currently serves as Chief Executive Officer and as a director of the Issuer; his business address is 5880 Pacific Center Blvd., San Diego, California 92121.  Mr. Ram is a citizen of the U.S.A.

During the last five years, Mr. Ram has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors), nor has Mr. Ram been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment No. 3 to Schedule 13D incorporates by reference the information provided under Item 3 to Schedule 13D filed by Mr. Ram on June 28, 2004, as amended by Amendment No. 1 to Schedule 13D filed by Mr. Ram on February 21, 2006.

Item 4.	Purpose of Transaction
This Amendment No. 3 to Schedule 13D incorporates by reference the information provided under Item 4 to Schedule 13D filed by Mr. Ram on June 28, 2004.

Item 5.	Interest in Securities of the Issuer
(a)

As of February 12, 2007 (the date of the reporting event), Mr. Ram beneficially owned 4,750,000 shares of the Issuer’s Common Stock comprising approximately 32.11% of the outstanding shares of the Issuer's Common Stock, including shares underlying currently exercisable options to purchase an aggregate of 450,000 shares of Common Stock and 1,080,000 shares of Common Stock owned by Ram Grantor Retained Annuity Trust, of which Mr. Ram is trustee.  By reason of his position as trustee, Mr. Ram may be deemed for purposes of Section 13(d) of the Securities Exchange Act of 1934 to beneficially own all shares of the Issuer held of record by Ram Grantor Retained Annuity Trust.

(b)

Mr. Ram has sole voting and dispositive powers with respect to all shares of the Issuer’s Common Stock held in his own name, as well as those shares held of record by Ram Grantor Retained Annuity Trust.

(c)

Pursuant to a sales plan intended to comply with the provisions of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, Mr. Ram effected the following open market sales in the Issuer's Common Stock during the period from November 15, 2006 (the date of Amendment No. 2 to Schedule 13D) to the date of this report, and Item 3 is hereby amended to incorporate such transactions:

Date	No. of Shares	Price Per Share
December 18, 2006	1,420	$3.92
December 18, 2006	1,574	$3.89
December 18, 2006	3,266	$3.85
December 18, 2006	3,900	$3.90
December 18, 2006	5,000	$3.93
December 18, 2006	5,625	$3.86
December 18, 2006	7,400	$3.87
December 18, 2006	8,500	$3.91
December 18, 2006	13,315	$3.88
January 3, 2007	100	$5.12
January 3, 2007	100	$5.07
January 3, 2007	1,525	$5.04
January 3, 2007	1,547	$5.03
January 3, 2007	1,600	$5.06
January 3, 2007	1,853	$5.01
January 3, 2007	2,200	$5.11
January 3, 2007	3,800	$5.09
January 3, 2007	6,600	$5.02
January 3, 2007	7,700	$5.10
January 3, 2007	22,975	$5.05
February 12, 2007	400	$4.61
February 12, 2007	800	$4.65
February 12, 2007	1,300	$4.67
February 12, 2007	3,840	$4.56
February 12, 2007	4,650	$4.60
February 12, 2007	7,950	$4.59
February 12, 2007	12,160	$4.58
February 12, 2007	18,900	$4.57

(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
This Amendment No. 3 to Schedule 13D incorporates by reference the information provided under Item 4 to Schedule 13D filed by Mr. Ram on June 28, 2004.

Item 7.	Material to Be Filed as Exhibits
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 15, 2007
Date

/s/ Joseph Ram
Signature

Joseph Ram, Individually
Name/Title